SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     _______________________


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)


                          Big B, Inc.
                        (Name of Issuer)


                 Common Stock - $.001 Par Value
                 (Title of Class of Securities)


                            088891
                         (CUSIP Number)


          Check the following box if a fee is being paid with this statement [ ].


            (Cover Page continued on separate page.)

CUSIP Number    088891


1.   Name of Reporting Person:  Anthony J. Bruno

     Social Security Number of Reporting Person: ###-##-####

2.   Check the Appropriate Box if a Member of a Group:

     (a)
     (b)

3.   SEC Use Only:

4.   Citizenship or Place of Organization: United States citizen

     Number of      5.   Sole Voting Power: 736,504
     Shares Bene-
     ficially       6.   Shared Voting Power:  104,000
     Owned by
     Each           7.   Sole Dispositive Power: 736,504
     Reporting
     Person With    8.   Shared Dispositive Power:  104,000

9.   Aggregate Amount Beneficially Owned by Reporting Person:
     840,504 shares

10.  Check if the Aggregate Amount in Row 9 Excludes Certain
     Shares: _____

11.  Percent of Class Represented by Amount in Row 9: 5.4%

12.  Type of Reporting Person: IN

Item 1(a) Name of Issuer: Big B, Inc.

Item 1(b) Address of Issuer's Principal Executive Office:
          2600 Morgan Road, S.E.
          Bessemer, Alabama 35023

Item 2(a) Name of Person Filing: Anthony J. Bruno

Item 2(b) Address of Principal Business Office or Residence:
          2600 Morgan Road, S.E.
          Bessemer, Alabama 35023

Item 2(c) Citizenship: United States Citizen

Item 2(d) Title of Class of Securities:
          Common Stock, $.001 Par Value

Item 2(e) CUSIP Number:  088891

Item 3    Not applicable.

Item 4    Ownership:

          (a)  Amount Beneficially Owned: 840,504 shares

          (b)  Percent of Class:  5.4%

          (c) See answers to Cover Page Item Nos. (5), (6), (7) and (8).

Item 5    Ownership of 5% or Less of a Class: Not Applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person:
          Not Applicable.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.  Not Applicable.

Item 8    Identification and Classification of Members of the
          Group.  Not Applicable.

Item 9    Notice of Dissolution of Group.  Not Applicable.

Item 10   Certification.

          Not Applicable

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


                              January 25, 1996
                              (Date)


                              /s/ Anthony J. Bruno
                              (Signature)


                              Anthony J. Bruno,
                              Chairman of the Board, CEO
                              (Name and Title)